06002701

SECUR[illegible] ...MISSION

Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response...	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL PROCESSING SECTION RECEIVED FEB 27 2006 WASH, D.C. 209

SEC FILE NUMBER
8-65981

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UOB Kay Hian (US) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

592 Fifth Avenue
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Athena Kwai (212) 840-1301
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 19 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/18/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Athena Kwai, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UOB Kay Hian (US) Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHAEL W. LIU
Notary Public State of New York
No. 02LI6098380
Qualified in New York County
Commission Expires Sept. 8, 2007

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have exited since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UOB KAY HIAN (U.S.) INC.

* * * * * * * * * * * * * * * * * * * *

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

* * * * * * * * * * * * * * * * * * * *

UOB KAY HIAN (U.S.) INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$ 744,475
Receivable from broker	34,390
Receivable from affiliate	28,352
Deposit with clearing broker	24,756
Fixed assets, net of accumulated depreciation of $24,767	27,639
Other assets	28,123
	$ 887,735

LIABILITIES AND STOCKHOLDER'S DEFICIT

Liabilities:	
Accounts payable and accrued expenses	$ 134,852
Payable to parent	12,084
	146,936
Liabilities subordinated to the claims of general creditors	450,000
Commitment	
Stockholder's deficit:	
Common stock, $1.00 par value; 2 shares authorized, 2 shares issued and outstanding	2
Additional paid-in capital	549,998
Accumulated deficit	(259,201)
	290,799
	$ 887,735

The accompanying notes are an integral part of this financial statement.

NOTES TO FINANCIAL STATEMENT

1. ORGANIZATION:

UOB Kay Hian (U.S.) Inc. (the "Company") was organized as a Corporation under the laws of the State of New York. The Company is a broker-dealer which became registered on November 4, 2003 with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company acts exclusively on behalf of its institutional customers in the buying and selling of Asian Securities through a related company, UOB Kay Hian Private Limited ("Limited"). The parent of both companies is UOB-Kay Hian Holdings Limited.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash Equivalents:

The Company considers all money market accounts, time deposits and certificates of deposit purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition:

Securities transactions and the related revenue and expenses are recorded on a trade date basis.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on management's best knowledge of current events and actions.

Furniture, Equipment and Leasehold Improvements:

Furniture and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using the straight-line methods over the estimated useful lives of the related assets of three years.

3. RECEIVABLE FROM BROKER:

Receivable from broker consists of commission receivable from UOB Kay Hian Private Limited.

4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS:

The borrowings under subordination agreements at December 31, 2005 are as follows:

Subordinated equity, 2.25%, due May 2007 to parent	$ 150,000
Subordinated equity, 2.25%, due September 2007 to parent	150,000
Subordinated equity, 2.25%, due May 2008 to parent	150,000
	$ 450,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule as equity borrowings. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements they may not be repaid.

5. NET CAPITAL REQUIREMENTS:

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness, as defined, to net capital exceed 15 to 1.

At December 31, 2005, the Company has net capital, as defined, of $622,295 which is $522,295 in excess of its required net capital of $100,000. The Company has aggregate indebtedness of $146,936. The Company's ratio of aggregate indebtedness to net capital is .24 to 1 at December 31, 2005.

6. COMMITMENT

Leases:

The Company leases office space from an affiliated company UOB Realty ("USA") Limited Partnership, which is owned 100% by a common shareholder. The Company is currently negotiating with the landlord on renewing the current lease for a period of three years upon expiration of the current lease.

Future minimum annual rental payments are as follows:

Year Ended December 31,	Amount
2006 (6 months)	$ 23,087

7. RELATED PARTY TRANSACTIONS:

Payable to Parent amounted to $12,084 for the interest and other expenses incurred. Receivable from the above affiliate amounted to $28,352 for sales and marketing services provided for the related company.

8. OFF-BALANCE-SHEET RISK:

The Company utilizes the services of clearing brokers for the settlement of customer transactions. All customers' money balances and security positions (long and short) are carried on the books of the clearing brokers. These activities may expose the Company to off-balance-sheet credit risk in the event that the clearing broker or the customer is unable to fulfill their obligations.

The Company may, from time to time, have cash in its bank accounts in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration of cash. At December 31, 2005, the Company exceeded the FDIC limit of 100,000 by $644,664.

9. INCOME TAXES:

During the current year, the Company had a provision for income taxes in the amount of $111,700, which was offset by the utilization of a net operating loss carry forwards, in the amount of $310,000. State and local income tax expense for the year ended December 31, 2005 amounts to $680.

The Company has net operating loss carry forwards which are available to offset its future taxable income expiring in 2024, approximating $265,000.

A deferred tax asset has been established for temporary differences arising from organization expense and future benefit expected to arise as a result of net operating loss carry forwards. A 100% valuation allowance has been provided for the tax benefit arising as a result of these temporary differences due to the uncertainty regarding the near-term utilization of such benefit. This has resulted in a net decrease in a valuation allowance of $111,700 for the year ended December 31, 2005.

The deferred tax asset at December 31, 2005 arising as a result of net operating loss and timing differences is as follows:

	Amount
Income tax benefit at statutory rates	$ 86,600
Less: Valuation allowance	86,600
Net deferred tax asset	$ -0-

* * * * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2005 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * * *

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
UOB Kay Hian (U.S.) Inc.

We have audited the accompanying statement of financial condition of UOB Kay Hian (U.S.) Inc. (the "Company") as of December 31, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of UOB Kay Hian (U.S.) Inc. at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
January 19, 2006